DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

April 8, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Steve Lo, Kimberly Calder, Timothy S. Levenberg and Laura Nicholson

Re:	GigCapital7 Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed March 11, 2026

File No. 333-291477

Dear Mr. Lo, Ms. Calder, Mr. Levenberg, and Ms. Nicholson:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital7 Corp. (the “Company” or “GigCapital7”), by your letter dated April 6, 2026, regarding the above-referenced filing (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 3 to Registration Statement on Form S-4 filed on March 11, 2026

The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware, page 110

1.

We note your response to prior comment 1. Please revise your disclosure throughout relating to the exclusive forum provision in the proposed Domesticated GigCapital7 Charter to clearly state (1) whether Section 11.1(a) of the proposed Domesticated GigCapital7 Charter would require derivative claims under the Exchange Act to be brought exclusively in the Court of Chancery of the State of Delaware; (2) whether the Court of Chancery of the State of Delaware has jurisdiction over such claims; and (3) the effect of a provision that requires derivative claims under the Exchange Act to be brought in the Court of Chancery of the State of Delaware, if enforced, would be to preclude stockholders from bringing derivative claims under the Exchange Act in any forum. Please also address the uncertainty as to whether a court would enforce a provision that requires derivative claims under the Exchange Act to be brought in the Court of Chancery of the State of Delaware. In particular, please balance your discussion of the 2023 decision of the Ninth Circuit U.S. Court of Appeals in Lee v. Fisher with a discussion of subsequently adopted Section 115(c) and the legislative synopsis of the amendment, which states that amended Section 115 “reaches a result different from the United States Court of Appeals for the Ninth Circuit in Lee v. Fisher” and requires that “a forum selection provision that purports to address derivative claims under federal law must . . . permit the claim to be brought in the United States District Court for the District of Delaware.”

RESPONSE: The Company acknowledges the Staff’s comment and proposes to revise its disclosure on pages 110-111 and pages 187-191 of the Registration Statement to read as set forth below. In addition, Section 11.1(a) of each of the proposed Form of Interim Certificate of Incorporation and proposed Form of Post-Closing Certificate of Incorporation will be revised to read as set forth below.

U.S. Securities and Exchange Commission

April 8, 2026

Pages 110-111

The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders. The proposed Domesticated GigCapital7 Charter will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought in our name or right or on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (iv) any action to interpret, apply, enforce or determine the validity of our Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or our Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, shall be brought exclusively in the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware), in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. Furthermore, unless we consent in writing to the selection of an alternative forum, with respect to claims that are not internal corporate claims, stockholders, when acting in their capacity as stockholders or in the right of the Corporation, must bring any such claims only in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware, if such claims relate to the business of the Corporation, the conduct of its affairs, or the rights or powers of the Corporation or its stockholders, directors or officers, in each case subject to the applicable court having personal jurisdiction over the indispensable parties named as defendants. Direct claims brought under the Exchange Act can be brought in the U.S. federal courts as Section 27 of the Exchange Act provides for exclusive jurisdiction of such claims in the U.S. federal courts, and pursuant to Section 29(a) of the Exchange Act, Domesticated GigCapital7 cannot bind a stockholder to waive compliance with such jurisdictional requirement. As such, the forum selection provision set forth in the Domesticated GigCapital7 Charter will not affect that direct claims under the Exchange Act are to be brought in the U.S. federal courts. ~~Domesticated GigCapital7 will be headquartered in California. Under a 2023 decision of the Ninth Circuit U.S. Court of Appeals, which is binding on lawsuits brought in U.S. federal courts located in California, forum selection provisions that require stockholders of Delaware corporations to file derivative actions or proceedings in the Court of Chancery are enforceable as applied to claims asserted derivatively under Section 14(a) of the Exchange Act, and therefore will be respected, which may mean that no~~ In addition, because the Court of Chancery does not have jurisdiction over claims brought under the Exchange Act, any derivative claims under Section 14(a) need to be brought in the federal court for the District of Delaware. ~~can be brought in any court as the forum for such claims is restricted by Section 27 of the Exchange Act to U.S. federal courts. In upholding the enforceability of the forum selection provision at issue in its decision, the Ninth Circuit Court of Appeal considered among other things both whether such forum selection provision was void as an invalid waiver under Section 29(a) of the Exchange Act, and concluded that it was not, and also whether such forum selection provision was invalid as a matter of Delaware law under Section 115 of the DGCL and similarly determined that it is not, stating that Section 115 is inapplicable because it does not address the validity of a forum-selection clause’s effect on federal claims. In doing so, the Ninth Circuit Court of Appeals interpreted Delaware law to reach its conclusion that the forum selection provision was not contrary to Delaware law. In its decision, the Ninth Circuit Court of Appeals acknowledged that another U.S. Court of Appeals takes a contrary position to that of the Ninth Circuit U.S. Court of Appeals, but concluded that such earlier decision by the other U.S. Court of Appeals failed to apply Delaware law correctly and therefore the analysis of such other U.S. Court of Appeals is flawed, and as such, the Ninth Circuit Court of Appeals declined to follow such earlier decision. If the U.S. Supreme Court were to resolve this disagreement between the two U.S. Courts of Appeals against the decision of the Ninth Circuit U.S. Court of Appeals, or if the Delaware Supreme Court were to reach a contrary determination concerning Delaware law, then any such derivative action under Section 14(a) of the Exchange Act involving Domesticated GigCapital7 would be maintainable in a U.S. federal court notwithstanding the provision in the Domesticated GigCapital7 Charter.~~ Any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and to have consented to the exclusive forum provisions in the Domesticated GigCapital7 Charter, and, if an action within the scope of the forum provision is filed in a court other than a court located within the State of Delaware, such stockholder will be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought to enforce the forum provisions and to service of process through such stockholder’s counsel in the foreign action. In addition, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This federal forum provision pertaining to causes of action arising under the Securities Act does not apply to suits brought to enforce a duty or liability created by the Exchange Act, or the rules and regulations thereunder, or to any other claim for which the U.S. federal courts have exclusive jurisdiction.

U.S. Securities and Exchange Commission

April 8, 2026

Pages 187-191

	Cayman Constitutional Documents	Proposed Organizational Documents
Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)

The Cayman Constitutional Documents provide that unless GigCapital7 consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in GigCapital7, including but not limited to: (i) any derivative action or proceeding brought on GigCapital7’s behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of GigCapital7’s current or former director, officer or other employee to GigCapital7 or its shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against GigCapital7 governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents do not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

See Article 50 of the Cayman Constitutional Documents.

The Proposed Interim Certificate of Incorporation and Proposed Post-Closing Certificate of Incorporation would provide that unless Domesticated GigCapital7 consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought in the name or right of Domesticated GigCapital7 or on its behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee, agent or stockholder of Domesticated GigCapital7 to Domesticated GigCapital7 or its stockholders; (iii) any action or proceeding arising or asserting a claim pursuant to any provision of the DGCL, the Certificate of Incorporation (including any Preferred Stock Designation) or the Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation (including any Preferred Stock Designation) or the Bylaws; or (v) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. Furthermore, unless Domesticated GigCapital7 consents in writing to the selection of an alternative forum, with respect to claims that are not internal corporate claims, stockholders, when acting in their capacity as stockholders or in the right of Domesticated GigCapital7, must bring any or all such claims only in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware, if such claims relate to the business of Domesticated GigCapital7, the conduct of its affairs, or the rights or powers of Domesticated GigCapital7 or its stockholders, directors or officers, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. Direct claims

U.S. Securities and Exchange Commission

April 8, 2026

brought under the Exchange Act can be brought in the U.S. federal courts as Section 27 of the Exchange Act provides for exclusive jurisdiction of such claims, in the U.S. federal courts, and pursuant to Section 29(a) of the Exchange Act, Domesticated GigCapital7 cannot bind a stockholder to waive compliance with such jurisdictional requirement. As such, the forum selection provision set forth in the Domesticated GigCapital7 Charter will not affect that direct claims under the Exchange Act are to be brought in the U.S. federal courts. In addition, because the Court of Chancery does not have jurisdiction over claims brought under the Exchange Act, any ~~Domesticated GigCapital7 will be headquartered in California. Under a 2023 decision of the Ninth Circuit U.S. Court of Appeals, which is binding on lawsuits brought in U.S. federal courts located in California, forum selection provisions that require stockholders of Delaware corporations to file derivative actions or proceedings in the Court of Chancery are enforceable as applied to claims asserted derivatively under Section 14(a) of the Exchange Act, and therefore will be respected, which may mean that no~~ derivative claims under Section 14 (a) need to be brought in the federal court for the District of Delaware. ~~can be brought in any court as the forum for such claims is restricted by Section 27 of the Exchange Act to U.S. federal courts. In upholding the enforceability of the forum selection provision at issue in its decision, the Ninth Circuit Court of Appeal considered among other things both whether such forum selection provision was void as an invalid waiver under Section 29(a) of the Exchange Act, and concluded that it was not, and also whether such forum selection provision was invalid as a matter of Delaware law under Section 115 of the DGCL and similarly determined that it is not, stating that Section 115 is inapplicable because it does not address the validity of a forum-selection clause’s effect on federal claims. In doing so, the Ninth Circuit Court of Appeals interpreted Delaware law to reach its conclusion that the forum selection provision was not contrary to Delaware law. In its decision, the Ninth Circuit Court of Appeals acknowledged that another U.S. Court of Appeals takes a contrary position to that of the Ninth Circuit U.S. Court of Appeals, but concluded that such earlier decision by the other U.S. Court of Appeals failed to apply Delaware law correctly and therefore~~

U.S. Securities and Exchange Commission

April 8, 2026

~~the analysis of such other U.S. Court of Appeals is flawed, and as such, the Ninth Circuit Court of Appeals declined to follow such earlier decision. If the U.S. Supreme Court were to resolve this disagreement between the two U.S. Courts of Appeals against the decision of the Ninth Circuit U.S. Court of Appeals, or if the Delaware Supreme Court were to reach a contrary determination concerning Delaware law, then any such derivative action under Section 14(a) of the Exchange Act involving Domesticated GigCapital7 would be maintainable in a U.S. federal court notwithstanding the provision in the Domesticated GigCapital7 Charter.~~ Unless Domesticated GigCapital7 consents in writing to the selection of an alternative forum, the U.S. federal district courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. This federal forum provision pertaining to causes of action arising under the Securities Act does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, or to any other claim for which the U.S. federal courts have exclusive jurisdiction.

See Article XI of the Proposed Interim Certificate of Incorporation and Article XI of the Proposed Post-Closing Certificate of Incorporation.

Section 11.1(a) of the Form of Interim Certificate of Incorporation and the Form of Post-Closing Certificate of Incorporation

Section 11.1 Forum.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought in the name or right of the Corporation or on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action or proceeding arising or asserting a claim arising pursuant to any provision of the DGCL, this Amended and Restated Certificate (including any Preferred Stock Designation) or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce or determine the validity of this this Amended and Restated Certificate (including any Preferred Stock Designation) or the Bylaws or (v) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. Furthermore, unless the Corporation consents in writing to the selection of an alternative forum, with respect to claims that are not internal corporate claims (as such term is defined in Section 115(b) of the DGCL), stockholders, when acting in their capacity as stockholders or in the right of the Corporation, shall bring any

U.S. Securities and Exchange Commission

April 8, 2026

or all such claims only in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware, if such claims relate to the business of the Corporation, the conduct of its affairs, or the rights or powers of the Corporation or its stockholders, directors or officers, subject to such Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware, as applicable having personal jurisdiction over the indispensable parties named as defendants therein.

If any action, the subject matter of which is within the scope of this Section11.1(a), is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 11.1(a) (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder, in each case to the fullest extent permitted by law. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1(a).

Given the proposed changes above, the Company believes that the Staff’s oral comment requesting a legal analysis regarding the basis for the treatment of derivative Exchange Act claims under each of the proposed Form of Interim Certificate of Incorporation and proposed Form of Post-Closing Certificate of Incorporation as previously filed as Exhibits to the Registration Statement is now moot, and therefore, the Company has not provided such legal analysis.

Legal Proceedings, page 307

2.	Pursuant to Item 103 of Regulation S-K, please provide disclosure of the legal matter with a former employee described in Note 10 on page F-38.

RESPONSE: The Company acknowledges the Staff’s comment and proposes to: (i) replace the Legal Proceedings disclosure on page 307 of the Registration Statement in its entirety with the language below, and (ii) add the following disclosure immediately prior to the section entitled “Contractual Obligations and Commitments” on page 313 of the Registration Statement.

Page 307:

From time to time, the Company may be involved in litigation relating to claims or assessments arising out of its operations in the normal course of business. The Company is currently engaged in an ongoing legal matter, in which no litigation has been brought, or is expected to be brought, as the parties expect that this will be settled, with a former employee related to their departure in December 2025. The Company expects to incur a settlement cost, the value of which will be $16,345,000, to resolve the dispute, which was deemed probable and estimable, and has recognized this amount as an expense within general and administrative expenses on the statements of operations and comprehensive loss for the year ended December 31, 2025. The proposed settlement, which is expected to be paid prior to the closing of the Business Combination, includes $100,000 of cash with the remaining amount to be settled in the Company’s stock upon final resolution of the legal matter and prior to the Company’s acquisition by Domesticated GigCapital7.

Other than the above, management is not aware of any other legal proceeding or adverse outcome of which, in management’s opinion, individually or in the aggregate, could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Page 313:

U.S. Securities and Exchange Commission

April 8, 2026

Legal Proceedings

The Company is currently engaged in an ongoing legal matter with a former employee related to their departure in December 2025. The Company expects to incur a settlement cost, the value of which will be $16,345,000 to resolve the dispute, which was deemed probable and estimable, and has recognized this amount as an expense within general and administrative expenses on the statements of operations and comprehensive loss for the year ended December 31, 2025. The proposed settlement, which is expected to be paid prior to the closing of the Business Combination, includes $100,000 of cash with the remaining amount to be settled in the Company’s stock upon final resolution of the legal matter and prior to the Company’s acquisition by Domesticated GigCapital7. Other than the above, management is not aware of any other legal proceeding or adverse outcome of which, in management’s opinion, individually or in the aggregate, could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

*      *      *

U.S. Securities and Exchange Commission

April 8, 2026

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Avi Katz

Samuel Gibson

Andrew M. Tucker, Esq.

Enclosures